                                            NEWS

For Immediate Release                                                                             CONTACT:  Renee Ward
April 14, 2005                                                                                              (201) 476-5430
                                                                                                                      rward@butler.com

Butler International, Inc. Names Thomas J. Considine, Jr.
Senior Vice President and Chief Financial Officer

MONTVALE, NJ . . . Butler International, Inc. (NASDAQ SC: BUTL) announced today that it has named Thomas J. Considine, Jr. to serve as the company's Senior Vice President and Chief Financial Officer.  Mr. Considine most recently served as Vice President - Treasurer and Corporate Secretary for Technitrol, Inc. a multinational producer of electronic components and electrical contacts.  Craig Tireman, who has been the acting Chief Financial Officer since April 2004, will leave the company to pursue other interests.

Mr. Considine brings to Butler 19 years of multinational experience, which includes progressive senior management responsibility, and experience in treasury, corporate development, controllership, re-engineering, and operations.   Mr. Considine holds an M.B.A. in Finance from University of Pennsylvania, Wharton Business School, a Master's degree from Duke University, and a Bachelor of Science from Rutgers University.

Edward M. Kopko, Chairman and Chief Executive Officer of Butler International, Inc., commented, "Tom is a seasoned professional with well-rounded experience that will be valuable in furthering our cost reduction actions and capital structure improvements, as well as capturing future growth opportunities."

About Butler International

Butler International, Inc. is a leading provider of TechOutsourcing services, helping customers worldwide increase performance and savings.  Butler's global services model provides clients with onsite, offsite, or offshore service delivery options customized appropriately to their unique objectives.  During its 59-year history of providing services, Butler has served many prestigious companies in industries including aircraft, aerospace, defense, telecommunications, financial services, heavy equipment, manufacturing, and more.  If you would like to find out more about Butler's value-added global services, visit us on the web at http://www.butler.com.

Information contained in this press release, other than historical information, may be considered forward-looking in nature as such it is based upon certain assumptions and is subject to various risks and uncertainties as set forth in the Company's filings with the Securities and Exchange Commission.  Such risks and uncertainties may not be controllable by the Company.  To the extent that these assumptions prove to be incorrect, or should any of these risks or uncertainties materialize, the actual results may vary materially from those that were anticipated.

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